# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Q32 Bio Inc., CIK 0001661998
CUSIP: 746964105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 830 WINTER STREET, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001482416

## Reporting persons
- Sio Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Q32 Bio Inc.
Address of issuer's principal executive offices: 830 WINTER STREET, WALTHAM, MASSACHUSETTS, 02451

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Sio Capital Management, LLC (the "Reporting Person" or "Sio") Sio is a registered investment adviser to certain affiliated funds that directly hold the shares of Common Stock to which this statement relates for the benefit of their respective investors, and in such capacity Sio has voting and dispositive power over such shares.
Address of principal business office or, if none, residence: 600 Third Avenue, 2nd Floor New York, New York 10016
Citizenship: Sio is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: -0-
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sio Capital Management, LLC: /s/ Jin W. Lee, Chief Compliance Officer (04/04/2025)